June 25, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporate Finance

Re:	Cadiz Inc.
Registration Statement on Form S-3
Filed May 21, 2013
File No. 333-188734

Dear Ms. Ransom:

    On behalf of Cadiz Inc. (the "Company") and in response to the comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated June 12, 2013 (the "Comment Letter") I submit this letter containing the Company's responses to the Comment Letter.  The Company has also filed Amendment No. 1 to the Registration Statement (the “Amendment”).

    The Staff’s comments in the Comment Letter are reproduced below, followed by the Company's responses.

Risk Factors, page 7

    1.    Staff Comment – Please add risk factor disclosure to address your recent stock price volatility and the risks stemming therefrom.

                  Company Response

    The Amendment reflects this comment by adding a new risk factor to the Risk Factors section as shown in the following italicized language:

    “The Volatility of Our Stock Price Could Adversely Affect Current and Future Stockholders

    The market price of our common stock is volatile and fluctuates in response to various factors which are beyond are control.  Such fluctuations are particularly common in companies such as ours, which have not generated significant revenues.  The following factors, in addition to other risk factors described in this section, could cause the market price of our common stock to fluctuate substantially:

    ●           developments involving the execution of our business plan;
    ●           disclosure of any adverse results in litigation;
    ●           regulatory developments affecting our ability to develop our properties;
    ●           the dilutive effect or perceived dilutive effect of additional debt or equity financings;
    ●           perceptions in the marketplace of our company and the industry in which we operate; and
    ●           general economic, political and market conditions.

    In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies.  These broad fluctuations may adversely affect the market price of our common stock.  Price volatility could be worse if the trading volume of our common stock is low.

Selling Stockholders, page 10

    2.     Staff Comment – Given the size of the offering relative to the number of shares presently outstanding held by nonaffiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public.  Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act.  We may have further comments after reviewing your response.  Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

                  Company Response

    We acknowledge the Staff’s comment and  respectfully submit that this offering by the selling stockholders should be properly regarded as a secondary offering pursuant to Rule 415(a)(1)(i) under the Securities Act.  We understand the Staff’s concern with indirect primary offerings, which dates at least to 1985.  However, as described in detail below, the current Registration Statement does not present the concerns that have in the past met the Staff’s high threshold for determining that an offering is a “sham secondary” offering.  In particular, we note that the convertible securities in this situation have fixed conversion ratios and prices that are significantly higher than recent market prices for the underlying shares, in contrast to the variable conversion ratios and discounts to market prices that characterize the type of “toxic convertible” securities that have historically raised concerns where convertible securities have been structured in an abusive manner.1

    Similarly, this Registration Statement has been filed in connection with the recent refinancing of the Company’s debt and replaces the registration of shares underlying the Company’s previous convertible debt instruments beginning with the Company’s Form S-3 filed July 28, 2006, File No. 333-136117, and the Company’s Form S-3 filed December 15, 2010, File No. 333-171179.  To this date, no shares underlying those registration statements have been sold by the selling stockholders and, considering the above market price conversion prices and other factors described below, the Company does not anticipate that significant amounts of the shares being registered will be sold in the near future.  Accordingly, the Company believes that this Registration Statement does not resemble the type of indirect primary offering in which selling stockholders acquire shares with a view to distributing them to the public or otherwise act as a conduit in a distribution to the public.  Instead, the conversion features of the debt instruments and warrants in this situation reflect a traditional means for the Company to improve its cost of financing.  We are aware of numerous recent Staff reviews of similar financing arrangements and we believe this situation is consistent with others in which the Staff has recognized that the concerns underlying its indirect primary offering interpretations do not apply.

    Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  As stated in the Registration Statement, the shares are being registered for resale or other disposition by the selling stockholders.  Proceeds from the sale of any shares are solely for the accounts of the selling stockholders.  However, this comment refers to Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which states that the question of whether an offering is really by or on behalf of the issuer is not merely a question of who receives the proceeds. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

    1.       how long the selling stockholders have held the shares,

    2.       the circumstances under which they received them,

1  See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; and Stanley Keller and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

    3.       their relationship to the issuer,

    4.       the amount of shares involved,

    5.       whether the sellers are in the business of underwriting securities and

    6.       whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

    We address each of the above factors in the analysis below.  As detailed below, after considering the above factors, we respectfully submit that the proposed registration is a valid secondary offering eligible to be made under Rule 415(a)(1)(i).

                  Background

                  Issuance of the Warrants.  As disclosed by the Company in the Registration Statement, and as discussed in greater detail in the Company’s Current Report on Form 8-K dated October 30, 2012 and Annual Report on Form 10-K for the year ended December 31, 2012 (the “10-K”), 250,000 of the shares being registered for resale in the Registration Statement are not currently outstanding, but are issuable upon the exercise of warrants issued to certain of the selling stockholders in connection with an amendment to our then existing term loan in October 2012 (the “Warrants”).  This amendment added an additional non-convertible $5 million tranche to our existing term loan.

                  Issuance of the Convertible Notes.  As also disclosed by the Company in the Registration Statement, and as discussed in greater detail in the Company’s Current Report on Form 8-K dated March 5, 2013 and the Form 10-K, 9,443,141 of the shares being registered for resale in the Registration Statement may be acquired by selling stockholders upon conversion of principal and accrued interest under $53,458,000 in 7.00% Convertible Senior Notes issued by us in March 2013 (the “Notes”).  These shares are not currently outstanding.  The transaction pursuant to which the Notes were issued involved a refinancing of our existing $66 million corporate term debt previously due on June 29, 2013, and also provided $17.5 million in new working capital.  Concurrently with the issuance of the Notes, the Company issued a $30 million non-convertible senior secured mortgage loan.  With the replacement of the existing term debt, the 3,122,805 shares of common stock previously issuable upon conversion of such debt were eliminated in favor of shares issuable upon conversion of the Notes.

    We emphasize that the transactions pursuant to which the Warrants and the Notes were issued were debt financings in both form and substance.  The possibility that the shares underlying the Warrants and Notes might ultimately be resold publicly was not the Company’s fundamental motivation for these transactions.  Rather, the issuance of convertible securities as a part of these debt transactions was driven by the request of the lenders while negotiating the business terms of the transactions.  The Company’s own business motivations for engaging in the transactions were, in each case, fully satisfied with the receipt of the loan proceeds.

    1.           How long the selling stockholders have held the shares

    As noted above, the 250,000 shares which underlie the Warrants were issued in October 2012, roughly eight months ago.  The remaining 9,443,141 shares are issuable upon conversion of the Notes issued in March 2013, and represent the total number of shares issuable upon conversion if all of the Notes are held until maturity in 2018.

    It is worth noting that selling stockholders who may receive a substantial majority of the shares being registered, on conversion of Notes and Warrants, are previous long-term investors in the Company.  In particular, two of the selling stockholders (LC Capital Master Fund Ltd. and MILFAM II LP), who collectively may receive almost 7 million of the shares being registered, were the holders for over five years of the $66 million corporate term debt that was refinanced in March 2013 through the issuance of the Notes.

    It is also worth noting that, at least with respect to the shares underlying the Warrants, the holders of Warrants had registration rights requiring the Company to effect a registration for those shares not later than March 2013.  However, these holders voluntarily agreed to allow the Company to defer such registration so that the Company could reduce its expenses by filing one registration statement covering the shares underlying both the Warrants and the Notes.  The Company would not have sought, and the holders of the Warrants would not have agreed to, such a registration deferral had they been seeking an immediate exercise and resale of the shares underlying the Warrants.

    The Company submits that the fact that it waited almost 6 months and 3 months following the issuance of the Warrants and Notes, respectively, before filing the Registration Statement is itself inconsistent with an intent to have the selling stockholders acting as a conduit for the issuer.  Furthermore, it is almost certain that even more time will elapse before any of the shares being registered are actually sold.  The Warrants and Notes are convertible securities, and the shares of common stock underlying those securities have not yet been issued.  There is no economic incentive for the selling stockholders to convert the Warrants or Notes and sell the underlying shares unless and until the trading price of the common stock exceeds the effective conversion price (which is a fixed value of $10 per share in the case of the Warrants and $8.05 per share in the case of the Notes).  The conversion price of these instruments was, in each case, set at a significant premium to the then existing trading price of the Company’s stock.  The existence of such premiums indicates, in and of itself, that neither the Company nor the lenders expected a distribution of the underlying securities into the public markets.  Nor does the Company expect any sales of the shares being registered in the near term given the fact that these conversion prices remain substantially higher than the common stock's current trading price.  In addition, given the current trading volume of the Company’s shares relative to the number of shares being registered, it is unlikely that the selling stockholders would be able to effect a quick public liquidation of their registered shares.  Therefore, practically speaking, a significant amount of time will pass before the selling stockholders sell the shares being registered, if ever.

    2.           The circumstances under which they received them:

    The transactions in which the Warrants and Notes were issued are summarized under the caption “Background” above and described in further detail in the Company’s public filings.  We emphasize again that the transactions were structured as debt transactions and have a fundamental business purpose unrelated to a public distribution of securities.  The lenders are entitled to payment of principal and accrued interest at the stated rates even if none of the underlying shares are ever sold.  The use of convertible securities as part of these debt transactions was, at best, ancillary to the overall transaction and arose as a part of arm's-length negotiations between the Company and its lenders concerning the total consideration package which the lenders would receive in return for making the loans.

    The registration of the shares underlying the Warrants and Notes was, in each case, a condition subsequent to the funding of the loans.  The lenders received customary registration rights pursuant to a registration rights agreement.  But for the existence of these registration rights, the Company would not have filed the Registration Statement.  The receipt of such registration rights is customary in transactions involving convertible securities and is not indicative of any present intent of the selling stockholders to sell the shares being registered, much less to sell or distribute the shares on behalf of the Company.  There was, and still is, no assurance that the lenders will ever have a financial incentive to sell the shares being registered.

    The Company has no contractual, legal or other relationship with the selling stockholders that would control the timing, nature or amount of resales of the shares being registered, other than the Company’s obligation to register for resale the shares covered by the Registration Statement.

    3.           Their relationship to the issuer:

    One selling stockholder, Lampe Conway Master Fund Ltd. (“LC”) has been the beneficial owner of more than 10% of the Company’s stock since 2008, when it acquired its interest in the Company’s then existing convertible term debt.  This convertible debt was refinanced in March 2013 concurrently with the issuance of the Notes.  LC held this convertible debt for over five years prior to the refinancing without ever exercising its right to convert, thereby demonstrating its commitment to a long-term investment in the Company.

    Under the terms of its agreements with the Company, LC is entitled to designate up to two of the nine members of the Company’s Board of Directors.  This designation right is limited in proportion to LC’s overall beneficial interest in the Company.  This designation right is consistent with LC’s long-term investment intent.  Any director designated by LC must be an “independent” director for purposes of applicable Nasdaq and SEC requirements.  Thus, a designated director cannot be an affiliate of LC.  Currently, LC has designated only one independent director to serve on the Board.  However, if LC were to exercise its right to designate a second director, that would still cover only two of nine Board seats, and even then with independent directors who are not permitted to be affiliates of LC.

    As shown in the Company’s Form 10-K/A filed on April 29, 2013, no other selling stockholder is the beneficial owner of 10% or more of the Company’s stock, or is affiliated with any officer or director of the Company.  Three of the selling stockholders (Nokomis Capital Master Fund, L.P., Altima Partners, LLP and Water Asset Management LLC) beneficially hold between 5% and 10%.  The Company submits, however, that there is no reasonable basis to conclude that any of these selling stockholders has the ability to, or actually does, exercise “control” over the Company.

    Mr. Bryant Riley, the principal of B. Riley & Co., LLC, was appointed as a member of the Board effective April 15, 2013, more than a month following the completion of the issuance of the Notes.  This appointment was made voluntarily by the Board in order to fill an existing vacancy.  Neither Mr. Riley nor any of his affiliated entities has a legal right to such an appointment.  Neither Mr. Riley nor any of his affiliated entities were affiliates of the Company prior to the issuance of the Notes.  In any event, the total number of Notes shares registered on behalf of Mr. Riley and his affiliates (353,291) represent less than 4% of the total number of shares being registered.

    The Company submits that the nature of the above described relationships does not demonstrate any evidence of an indirect primary offering.  The selling stockholders do not control the Company, they provided customary investment representations to the Company, and the totality of the circumstances surrounding the issuance of the Warrants and the Notes gives no evidence of any Company intent or control with respect to any subsequent resale of the shares being registered.

    4.           The amount of shares involved:

    As of May 5, 2013, the Company had 15,452,756 shares of common stock outstanding. The Registration Statement covers 9,693,141 shares, of which 250,000 underlie the Warrants and 9,443,141 underlie the Notes, if held to maturity.

    The Company submits that two important limiting factors must be considered in evaluating the true impact of the number of shares being registered for resale.  First and foremost, as described under “Background” above, the transaction pursuant to which the Notes were issued involved a refinancing of our existing $66 million corporate term debt previously due on June 29, 2013, and also provided $17.5 million in new working capital.  At the same time, the shares underlying the Notes replaced, in effect, a total of 3,122,805 shares underlying the convertible portion of term debt which had previously been registered by the Company.  Of the total 2,221,909 shares were registered via registration statement on Form S-3 (File No. 333-136117) in 2006.  The remaining 900,896 shares were registered via registration statement on Form S-3 (File No. 333-171179) in 2010.  Because this term debt was refinanced in March 2013, the Company withdrew these two registration statements on May 21, 2013, immediately prior to filing the current Form S-3.  As noted earlier, at the time these registration statements were withdrawn, the selling stockholders had not converted any of the convertible term debt and none of the shares registered in those registration statements had been sold.  The 9,443,141 shares now being registered on account of the Notes are replacing, in part, the 3,122,805 shares registered on account of the prior corporate term debt under the withdrawn registration statements.  Thus, considering the totality of the transactions, the registration of the shares underlying the Notes will result in a net increase of 6,320,336, rather than 9,693,141 shares being registered by the Company for resale.

    Second, the 9,493,141 shares underlying the Notes which are included in the Registration Statement include all shares issuable with respect to interest accrued under the Notes, assuming that the Notes are held through their March 5, 2018 maturity date.  Neither principal nor any accrued interest on the Notes are payable until maturity.  As stated in footnote (1) to the Registration Fee Table in the Registration Statement, these 9,493,141 shares include 6,640,745 shares attributable to the conversion of the $53,458,000 principal amount of the Notes, as well as 2,802,395 shares that may be issued upon the conversion of the maximum $22,559,276 that may be accrued under the Notes through maturity.  We emphasize that the total number of shares issuable upon conversion of the Notes increases proportionately with the passage of time prior to conversion.  For the full 9,493,141 shares underlying the Notes to be sold, the Notes must be held without conversion through the entire 5-year term until maturity, but if the Notes are ultimately held for five years then there clearly cannot have been an intent on the part of the Company to use the issuance of the Notes as a conduit for a public offering.  Thus, the Company submits that in evaluating the number of shares being registered for purposes of this factor, the shares issuable with respect to accrued interest should not be included in the calculation.

    Therefore, as of the date the Notes were issued, the net increase in shares issuable by the Company (after deducting the shares included in the two withdrawn registration statements and the shares issuable with respect to interest not yet accrued under the Notes) was 3,517,941, a number significantly less than the 9,493,141 shares included in the Registration Statement with respect to the Notes.

    Regardless, the Company further notes that the amount of shares being registered is only one factor cited in C&DI 612.09 to be considered in evaluating whether an offering is being conducted on by or behalf of an issuer rather than by or on behalf of the selling stockholders.  In this letter, we note several other factors that we believe demonstrate that the offering is not being conducted by or on behalf of the issuer; principally that the transactions at issue were fundamentally debt financing transactions.  The issuance of convertible securities to the lenders in those transactions was, at most, an adjunct to such transactions and a traditional means of improving the Company’s cost of financing.  The Company was contractually required to register for resale all of the shares underlying the Notes, but, as indicated above, the Company has no indication that the selling stockholders would wish to, or would be able to, dispose of all of the shares in the near term.  The Company submits that debt transactions of the sort engaged in by the Company are not the type of transactions intended to be addressed by the Commission in C&DI 612.09.

    5.           Whether the sellers are in the business of underwriting securities:

    The following selling stockholders purchased Notes and have indicated that they are broker-dealers.

Sphinx Trading, LP2 (441,615 shares).

B. Riley & Co., LLC (176,646 shares)

    The following selling stockholders purchased Notes and have indicated that they are affiliates of broker-dealers:

Wolverine Flagship Fund Trading Limited (353,292 shares)

Bryant & Carleen Riley JTWROS (48,578 shares)

Robert Antin Children Irrevocable Trust Dtd 01/01/01 (44,161 shares)

Riley Family Trust Dtd 6/20/89 (44,161 shares)

B. Riley & Co. LLC 401(k) Profit Sharing Plan (39,745 shares)

    The selling stockholders listed above hold a combined 1,148,198 shares of common stock underlying the Notes that are included in the Registration Statement, representing only 11.8% of the total number of shares being registered for resale.  All the selling stockholders listed above (as well as every other selling stockholder listed in the Registration Statement) have represented that they purchased the Company’s Notes and/or Warrants in the ordinary course of business solely for their own accounts and for investment purposes and had no agreements or understandings, directly or indirectly, with any person to distribute the shares.  Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.  We have discussed previously in this letter the factors which make it unlikely that there will be an immediate conversion of Notes and resale of the underlying shares, which is not consistent with the standard expectation and practice of underwriters.

    2  Sphinx Trading, LP has indicated to us that although the firm is registered as a broker-dealer with the Commission, the firm is not a member of FINRA and does not hold or carry customer securities.

    In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

    Based on the above, the Company respectfully submits that, regardless of whether any selling stockholder is a broker-dealer or is affiliated with a registered broker-dealer, there is no evidence that such selling stockholders acquired the shares with a view for distribution.  The evidence which does exist leads to the opposite conclusion; that is, each selling stockholders’ representation to the Company that they purchased the securities solely for their own accounts and for investment purposes and not with a view for resale was and remains true and correct.

    6.           Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

    Based on the above analysis, under all the circumstances, we respectfully submit that none of the selling stockholders is acting as a conduit for the Company.  We wish to emphasize again that there was a fundamental business purpose to the transactions in which the Notes and Warrants were issued that has nothing whatsoever to do with an offering of the underlying shares.  As a result, when all of the factors described above are considered and weighted appropriately, the proposed offering by the selling stockholders should properly be regarded as a secondary offering.

    For all the foregoing reasons, we respectfully submit that the totality of the facts and circumstances compel the conclusion that this registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.  This conclusion is wholly consistent with the Commission’s published guidance on this question, including C&DI 612.09.

    3.      Staff Comment – Please identify whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.  Please note that shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the shares were issued as underwriting compensation.  For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

                  Company Response

    The Amendment identifies those selling stockholders which are registered broker-dealers or affiliates of broker-dealers.

    With respect to each selling stockholder which is an affiliate of a broker-dealer, a statement has been added to the footnote associated with each such selling stockholder to the effect that the seller is an affiliate of a broker-dealer, that the seller purchased in the ordinary course of business and at the time of purchase of the securities, the seller had no agreement or understandings, directly or indirectly, with any person, to distribute the securities.

    Two selling stockholders, Sphinx Trading, LP and B. Riley & Co., LLC, are registered broker-dealers, although Sphinx Trading, LP has notified the Company that although it is registered as a broker-dealer with the Commission, the firm is not a member of FINRA and does not hold or carry customer securities.  The Amendment contains in the footnote associated with each such entity a statement to the effect that the entity is a broker-dealer and that it is an “underwriter” within the meaning of the Securities Act of 1933 with respect to the shares which it is offering for resale.

    4.      Staff Comment – We note that the indenture between you and The Bank of New York Mellon Trust Company, N.A. dated as of March 5, 2013, providing for the issuance of the Company’s 7.00% Convertible Senior Notes due 2018, includes a section relating to the calculation of an original issue discount, and that the Form of Note therein includes an original issue discount legend.  Please clarify whether these convertible notes were issued with an original issue discount.  If they were so issued, please tell us the amount of the original issue discount and the effective conversion price of the convertible notes after giving effect to the discount.  Please note that we may have additional comments based on your response.

                  Company Response

    The convertible notes were not issued with an original issue discount as that term is commonly understood; that is, as a discount to the face amount of the debt being issued.  The convertible notes issued under the Indenture were issued at par, and upon issuance each lender delivered funds to the Company in the full face amount of the respective notes, without discount.

    Staff’s Comment notes, correctly, that the Indenture contains a section (Section 2.16) relating to the calculation of an original issue discount, and that the Form of Note includes an original issue discount legend.  However, within both Section 2.16 and the legend the phrase “original issue discount” is used strictly as a defined term with a specific technical meaning that is distinguishable from the commonly understood meaning.

    The term “Original Issue Discount”, as defined in the Indenture, does not refer to a discount to the face amount of the debt being issued.  Rather, the term is defined to mean “the amount of ordinary interest income on a Note that must be accrued as original issue discount for U.S. federal income tax purposes.”  The term, as so defined, is used within the Indenture and the Notes solely with reference to Internal Revenue Code and Treasury requirements which may be potentially applicable to holders of Notes.  The use of the term in this manner does not reflect the existence of any economic discount upon issuance.

    Because, as noted above, all of the convertible notes were issued at par with no original issue discount, we respectfully submit that the effective conversion price of the convertible notes is stated correctly under the selling stockholders caption in the Registration Statement.  However, purely for purposes of clarification, we have specifically referred in the Amendment to the fact that the Notes were issued at face amount without discount.  These references are found within the Amendment on the first page of the Prospectus, within the risk factor captioned "The Conversion of Our Outstanding Convertible Notes..." and in the third paragraph under the selling stockholders caption.

    The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement providing the acknowledgments set forth in Staff’s Comment Letter.

    Should you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (213) 271-1607 or Howard J. Unterberger, Esq. at (310) 788-3527.

Cadiz Inc.

By:	/s/ Timothy Shaheen
Timothy Shaheen
Chief Financial Officer

cc:           Howard J. Unterberger, Esq.